UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

September 30, 2013

Commission File No.: 000-30688

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled “Nova Measuring Instruments Schedules 2013 Third Quarter Results Release for October 30, 2013- Conference call to be held at 8:30am Eastern Time”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2013	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: +972-73-229-5833 E-mail: info@novameasuring.com www.novameasuring.com	Investor Relations Contacts: Ehud Helft / Kenny Green CCG Investor Relations Tel: +1-646-201-9246 E-mail: nova@ccgisrael.com
Israel Investor Relations Contacts: Zvi Rabin Kwan Investor & Media Relations Tel: +972-50-4600140 E-mail: zvi@kwan.co.il

Nova Measuring Instruments Schedules
2013 Third Quarter Results Release for October 30, 2013

Conference call to be held at 8:30am Eastern Time

Rehovot, Israel – September 30, 2013 - Nova Measuring Instruments Ltd. (Nasdaq: NVMI), provider of leading edge stand alone metrology and the market leader of integrated metrology solutions to the semiconductor process control market, announced today that it will release its results for the third quarter of 2013 before the market opens on October 30, 2013.

Mr. Eitan Oppenhaim, President and Chief Executive Officer and Mr. Dror David, Chief Financial Officer, will host a conference call later that same day, October 30, at 8:30 a.m. Eastern Time, to discuss the third quarter results and future outlook.

To attend the conference call, please dial one of the following teleconferencing numbers. Please begin by placing your calls 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

U.S. Dial-in Number: 1 877 280 1254
ISRAEL Dial-in Number:  03 763 0147
INTERNATIONAL Dial-in Number:  +972 3 763 0147 / +1 646 254 3360
At:
8:30 a.m. Eastern Time
5:30 a.m. Pacific Time
2:30 p.m. Israeli Time

The conference call will also be webcast live from a link on Nova’s website at http://ir.novameasuring.com.

For those unable to participate in the conference call, there will be a replay available from a link on Nova’s website at http://ir.novameasuring.com.

About Nova: Nova Measuring Instruments Ltd. develops, produces and markets advanced integrated and stand alone metrology solutions for the semiconductor manufacturing industry. Nova is traded on the NASDAQ & TASE under the symbol NVMI. The Company's website is: www.novameasuring.com